SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-7614	E-MAIL ADDRESS ELEWANDOWSKI@STBLAW.COM

October 8, 2014

Re:	Summit Materials, Inc. Draft Registration Statement on
Form S-1

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Summit Materials, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of shares of its Class A common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact me at (212) 455-7614 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski